SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number:  0-25482


                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K    [ ] Form 11-K     [ ] Form 20-F     [X] 10-Q     [ ] Form N-SAR


For period Ended:  September 30, 1998

[ ]  Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]   Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K


For the Transition Period Ended:
                                 -----------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION


Full Name of registrant:  Equalnet Communications Corp.

Former name if applicable:  EqualNet Holding Corp.

Address of principal executive office:      1250 Wood Branch Park Drive
                                            Houston, Texas 77079

                        PART II. RULES 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

        The Registrant has not been able to complete its Quarterly Report on Form 10-Q because a complex acquisition that required shareholder approval and was completed during the quarter for which this report is due has required a substantial amount of time and effort to resolve substantial accounting issues, properly account for the transaction and reconcile the acquired accounts. Until just recently, the individuals responsible for this activity were engaged in the fiscal year end audit for the Registrant as reflected in Registrant's Form 10-K, and could not otherwise direct their attention to the closing of the books of record and account for the current quarter without jeopardizing the timely filing of the Form 10-K for the Registrant. The Quarterly Report on Form 10-Q will be filed on or before November 20, 1998.



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
                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

                                 Dean H. Fisher
                                 (281) 529-4648

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                            [X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [ ] No

        If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

        Equalnet Communications Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 13, 1998              By: /s/  Dean H. Fisher
                                          -------------------------------------
                                          Dean H. Fisher
                                          Senior Vice President
                                          and General Counsel

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
                                   ATTACHMENT

                             FORM 12B-25 PART IV(3)

During the current fiscal year, a wholly owned operating subsidiary of the Registrant filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Although the Registrant's financial statements for the quarter ended September 30, 1998 ("Current Quarter") have not been completed, it is anticipated the net loss from operations during the Current Quarter will be substantially higher than the net loss from operations for the corresponding period in the last fiscal year. However, the Current Quarter loss should be substantially less than the loss reported for the preceding quarter. The following is an estimate of the Company's results of operations for the Current Quarter. These amounts may be adjusted based on a final review of the Company's financial statements by independent accountants.


                                                 Three Months Ended
                                                     September 30,
                                             1997                    1998
                                             ----                    ----
                                                     (in thousands)

           Gross Revenues               $     8,327            $    8,300

           Net Income (Loss)                 (2,097)               (5,300)

           Net Loss Per Share                 (0.33)                (0.30)










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